                                                                      EXHIBIT 2
FIRST QUARTER REPORT 2004
TCPL [17

                               CONSOLIDATED INCOME

Three months ended March 31 (unaudited)

(millions of dollars)                                         2004           2003
-------------------------------------------------------      -----          -----
REVENUES                                                     1,233          1,336

OPERATING EXPENSES

Cost of sales                                                  127            180
Other costs and expenses                                       374            427
Depreciation                                                   232            215
                                                             -----          -----
                                                               733            822
                                                             -----          -----

OPERATING INCOME                                               500            514

OTHER EXPENSES/(INCOME)

Financial charges                                              195            204
Financial charges of joint ventures                             14             22
Equity income                                                  (58)           (58)
Interest and other income                                      (15)           (13)
                                                             -----          -----
                                                               136            155
                                                             -----          -----

INCOME FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES AND NON-CONTROLLING INTERESTS                  364            359

INCOME TAXES
Current                                                        107             62
Future                                                          23             74
NON-CONTROLLING INTERESTS                                        6              -
                                                             -----          -----

NET INCOME                                                     228            223
PREFERRED SECURITIES CHARGES                                     8              9
PREFERRED SHARE DIVIDENDS                                        6              6
                                                             -----          -----
NET INCOME APPLICABLE TO COMMON SHARES                         214            208
                                                             -----          -----
                                                             -----          -----

See accompanying Notes to the Consolidated Financial Statements.

FIRST QUARTER REPORT 2004
TCPL [18

                             CONSOLIDATED CASH FLOWS

Three months ended March 31 (unaudited)

(millions of dollars)                                            2004           2003
-------------------------------------------------------         -----          -----
CASH GENERATED FROM OPERATIONS
Net income                                                        228            223
Depreciation                                                      232            215
Future income taxes                                                23             74
Equity income in excess of distributions received                 (51)           (51)
Other                                                              (9)            (4)
                                                                -----          -----
Funds generated from operations                                   423            457
Increase in operating working capital                             (42)            (8)
                                                                -----          -----
Net cash provided by continuing operations                        381            449
Net cash (used in)/provided by discontinued operations             (2)             4
                                                                -----          -----
                                                                  379            453
                                                                -----          -----

INVESTING ACTIVITIES
Capital expenditures                                             (101)           (76)
Acquisitions, net of cash acquired                                  -           (409)
Deferred amounts and other                                        (45)           (18)
                                                                -----          -----
Net cash used in investing activities                            (146)          (503)
                                                                -----          -----

FINANCING ACTIVITIES
Dividends and preferred securities charges                       (148)          (139)
Notes payable (repaid)/issued, net                               (229)           209
Long-term debt issued                                             665              -
Reduction of long-term debt                                      (476)            (9)
Non-recourse debt of joint ventures issued                          6             17
Reduction of non-recourse debt of joint ventures                   (9)           (16)
Common shares issued                                                -             16
                                                                -----          -----
Net cash (used in)/provided by financing activities              (191)            78
                                                                -----          -----

INCREASE IN CASH AND SHORT-TERM INVESTMENTS                        42             28

CASH AND SHORT-TERM INVESTMENTS
Beginning of period                                               337            212
                                                                -----          -----

CASH AND SHORT-TERM INVESTMENTS
End of period                                                     379            240
                                                                -----          -----
                                                                -----          -----

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid                                                 161             55
Interest paid                                                     172            190
                                                                -----          -----
                                                                -----          -----

See accompanying Notes to the Consolidated Financial Statements.

FIRST QUARTER REPORT 2004
TCPL [19

                           CONSOLIDATED BALANCE SHEET

                                                                 March 31, 2004      December 31,
(millions of dollars)                                             (unaudited)           2003
------------------------------------------------------------     --------------      ------------
ASSETS
CURRENT ASSETS
Cash and short-term investments                                             379               337
Accounts receivable                                                         555               603
Inventories                                                                 161               165
Other                                                                       110                88
                                                                 --------------      ------------
                                                                          1,205             1,193
LONG-TERM INVESTMENTS                                                       782               733
PLANT, PROPERTY AND EQUIPMENT                                            17,336            17,460
OTHER ASSETS                                                              1,483             1,164
                                                                 --------------      ------------
                                                                         20,806            20,550
                                                                 --------------      ------------
                                                                 --------------      ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                               138               367
Accounts payable                                                            955             1,069
Accrued interest                                                            241               208
Current portion of long-term debt                                           489               550
Current portion of non-recourse debt of joint ventures                       25                19
                                                                 --------------      ------------
                                                                          1,848             2,213
DEFERRED AMOUNTS                                                            642               475
LONG-TERM DEBT                                                            9,835             9,465
FUTURE INCOME TAXES                                                         434               427
NON-RECOURSE DEBT OF JOINT VENTURES                                         760               761
JUNIOR SUBORDINATED DEBENTURES                                               19                22
                                                                 --------------      ------------
                                                                         13,538            13,363
                                                                 --------------      ------------
NON-CONTROLLING INTERESTS                                                    85                82
                                                                 --------------      ------------
SHAREHOLDERS' EQUITY
Preferred securities                                                        672               672
Preferred shares                                                            389               389
Common shares                                                             4,632             4,632
Contributed surplus                                                         268               267
Retained earnings                                                         1,259             1,185
Foreign exchange adjustment                                                 (37)              (40)
                                                                 --------------      ------------
                                                                          7,183             7,105
                                                                 --------------      ------------
                                                                         20,806            20,550
                                                                 --------------      ------------
                                                                 --------------      ------------

See accompanying Notes to the Consolidated Financial Statements.

FIRST QUARTER REPORT 2004
TCPL [20

                         CONSOLIDATED RETAINED EARNINGS

Three months ended March 31 (unaudited)

(millions of dollars)                                           2004    2003
------------------------------------------------------------   -----    ----
Balance at beginning of period                                 1,185     854
Net income                                                       228     223
Preferred securities charges                                      (8)     (9)
Preferred share dividends                                         (6)     (6)
Common share dividends                                          (140)   (129)
                                                               -----    ----
                                                               1,259     933
                                                               -----    ----
                                                               -----    ----

See accompanying Notes to the Consolidated Financial Statements.

FIRST QUARTER REPORT 2004
TCPL [21

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL's annual financial statements for the year ended December 31, 2003 except as stated below. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TCPL's 2003 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

2.  ACCOUNTING CHANGES

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This accounting change was applied retroactively with restatement of prior periods.

FIRST QUARTER REPORT 2004
TCPL [22

The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes that it is reasonable to assume all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

The plant, property and equipment in the power business consists primarily of power plants in Canada and the United States. The impact of this accounting change resulted in an increase of $6 million and $7 million in the estimated fair value of the liability for the power plants and associated assets as at January 1, 2003 and December 31, 2003, respectively. The asset retirement cost, net of accumulated depreciation that would have been recorded if the cost had been recorded in the period in which it arose, is recorded as an additional cost of the assets as at January 1, 2003. The estimated fair value of the liability as at March 31, 2004 was $9 million. The company has no legal liability for asset retirement obligations with respect to its investment in Bruce Power and the Sundance A and B power purchase arrangements.

The impact of this accounting change resulted in an increase of $2 million in the estimated fair value of the liability for TCPL's Other Gas Transmission assets as at January 1, 2003 and December 31, 2003. The estimated fair value of this liability as at March 31, 2004 was $2 million.

The impact of this change on TCPL's net income in first quarter 2004 and prior periods was nil.

HEDGING RELATIONSHIPS

Effective January 1, 2004, the company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, TCPL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

This new guideline was applied prospectively and resulted in a decrease to first quarter 2004 net income of $2 million. The significant impact of the accounting change on the Consolidated Balance Sheet as at January 1, 2004 is as follows.

FIRST QUARTER REPORT 2004
TCPL [23

(unaudited - millions of dollars)                          Increase/(Decrease)
---------------------------------------------------------  -------------------
Current Assets
   Other                                                                     8
Other Assets                                                               123
                                                           -------------------
Total Assets                                                               131
                                                           -------------------
Current Liabilities
   Accounts Payable                                                          8
Deferred Amounts                                                           132
Long-Term Debt                                                              (7)
Future Income Taxes                                                         (1)
                                                           -------------------
Total Liabilities                                                          132
                                                           -------------------

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of generally accepted accounting principles (GAAP) and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

This accounting change was applied prospectively and there was no impact on net income in first quarter 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recorded on the balance sheet. The impact of the change on the consolidated balance sheet as at January 1, 2004 is as follows.

(unaudited - millions of dollars)                          Increase/(Decrease)
---------------------------------------------------------  -------------------
Other Assets                                                               153
                                                           -------------------
Deferred Amounts                                                            80
Long-Term Debt                                                              76
Preferred Securities                                                        (3)
                                                           -------------------
Total Liabilities                                                          153
                                                           -------------------

FIRST QUARTER REPORT 2004
TCPL [24

3.  SEGMENTED INFORMATION

                                           GAS TRANSMISSION       POWER         CORPORATE         TOTAL
Three months ended March 31                ----------------   ------------    ------------    -------------
(unaudited - millions of dollars)           2004     2003     2004    2003    2004    2003     2004    2003
---------------------------------------    -----     ----     ----    ----    ----    ----    -----   -----
Revenues                                     949      960      284     376       -       -    1,233   1,336
Cost of sales                                  -        -     (127)   (180)      -       -     (127)   (180)
Other costs and expenses                    (285)    (304)     (87)   (121)     (2)     (2)    (374)   (427)
Depreciation                                (212)    (194)     (20)    (21)      -       -     (232)   (215)
                                           -----     ----     ----    ----    ----    ----    -----   -----
Operating income/(loss)                      452      462       50      54      (2)     (2)     500     514
Financial charges and non-controlling
   interests                                (192)    (196)      (2)     (2)    (21)    (21)    (215)   (219)
Financial charges of joint ventures          (14)     (22)       -       -       -       -      (14)    (22)
Equity income                                 10       20       48      38       -       -       58      58
Interest and other income                      3        5        4       4       8       4       15      13
Income taxes                                (110)    (111)     (35)    (31)     15       6     (130)   (136)
                                           -----     ----     ----    ----    ----    ----    -----   -----
NET INCOME APPLICABLE TO COMMON SHARES       149      158       65      63       -     (13)     214     208
                                           -----     ----     ----    ----    ----    ----    -----   -----
                                           -----     ----     ----    ----    ----    ----    -----   -----

                                                 March 31, 2004     December 31,
(millions of dollars)                             (unaudited)           2003
--------------------------------------------     --------------     ------------
Gas Transmission                                         16,908           16,974
Power                                                     2,830            2,753
Corporate                                                 1,058              812
                                                 --------------     ------------
Continuing Operations                                    20,796           20,539
Discontinued Operations                                      10               11
                                                 --------------     ------------
                                                         20,806           20,550
                                                 --------------     ------------
                                                 --------------     ------------

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The following represents the material changes to the company's risk management and financial instruments since December 31, 2003. The tables reflect the impact of hedge accounting changes adopted prospectively, effective January 1, 2004, as further discussed under Note 2, Accounting Changes - Hedging Relationships.

FOREIGN EXCHANGE AND INTEREST RATE MANAGEMENT ACTIVITY

The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to eight years. Certain of the realized gains and losses on interest rate derivatives are shared with shippers on predetermined terms.

FIRST QUARTER REPORT 2004
TCPL [25

Asset/(Liability)                         March 31, 2004
(millions of dollars)                      (unaudited)              December 31, 2003
------------------------------------    --------------------       --------------------
                                        Carrying        Fair       Carrying       Fair
                                         Amount        Value        Amount        Value
                                        --------       -----       --------       -----
FOREIGN EXCHANGE
Cross-currency swaps                        (21)         (21)           (26)        (26)

INTEREST RATE
Interest rate swaps
   Canadian dollars                          23           23              2          15
   U.S. dollars                               9            9              -           8
---------------------------------------------------------------------------------------

At March 31, 2004, the principal amounts of cross-currency swaps was US$282 million (December 31, 2003 - US$282 million). Notional principal amounts for interest rate swaps were $769 million (December 31, 2003 - $964 million) and US$100 million (December 31, 2003 - US$100 million).

The company manages the foreign exchange risk and interest rate exposures of its other U.S. dollar debt through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. The fair values of the interest rate derivatives are shown in the table below.

Asset/(Liability)                         March 31, 2004
(millions of dollars)                      (unaudited)              December 31, 2003
------------------------------------    --------------------       --------------------
                                        Carrying        Fair       Carrying       Fair
                                         Amount        Value        Amount        Value
                                        --------       -----       --------       -----
INTEREST RATE
Interest rate swaps
   U.S. dollars                               44          44              2          37

FORWARD FOREIGN EXCHANGE CONTRACTS
   U.S. dollars                               (4)         (4)             -           -
---------------------------------------------------------------------------------------

At March 31, 2004, the notional principal amount for interest rate swaps was US$550 million (December 31, 2003 - US$500 million) and the principal amount of forward foreign exchange contracts was US$200 million (December 31, 2003 - nil).

5.  ACQUISITION

On February 24, 2004, TCPL announced an agreement to acquire Gas Transmission Northwest Corporation (GTN) from National Energy & Gas Transmission Inc. for approximately US$1.7 billion, including US$0.5 billion of assumed debt and subject to closing adjustments. GTN is a natural gas pipeline company that owns and operates two pipeline systems. The acquisition is subject to bankruptcy court approval, including completion of a court-sanctioned auction process, regulatory approval and an anti-trust review.

FIRST QUARTER REPORT 2004
TCPL [26

6.  SALE OF ASSETS

On March 29, 2004, TCPL entered into an agreement to sell the ManChief and Curtis Palmer power facilities for US$402.6 million to Power LP. TCPL expects to recognize a gain of approximately $10 million after tax on the sale of these assets. The sale is subject to certain post closing adjustments, approval by Power LP's unitholders and applicable regulatory approvals. TCPL expects to complete the sale of these assets on or about May 5, 2004. Power LP's unitholders will be asked at a special meeting to be held on April 29, 2004 to approve the acquisition and to remove Power LP's obligation to redeem all units not owned by TCPL in 2017.

Power LP expects to fund the transaction through an offering of 8.11 million subscription receipts which closed April 15, 2004 and a bridge loan facility from a Canadian chartered bank. As part of the subscription receipts offering, TCPL purchased 540,000 subscription receipts for an aggregate purchase price of approximately $20 million. Subsequent to the transaction being completed, TCPL's ownership interest in Power LP will be reduced from 35.6 per cent to approximately 30.6 per cent. TCPL expects the removal of the redemption obligation and the reduction in ownership interest will result in a gain of approximately $165 million after tax. This amount primarily reflects the recognition of unamortized gains on previous Power LP transactions.

-------------------------------------------------------------------------------

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Stein at (403) 920-7911. The investor fax line is
(403) 920-2457. Media Relations: Hejdi Feick/Kurt Kadatz at (403) 920-7859

Visit TCPL's Internet site at: http://www.transcanada.com

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